Exhibit 1

Rio de Janeiro, September 2, 2019.

B3 S.A. – Brasil, Bolsa, Balcão

Ms. Ana Lucia da Costa Pereira

Superintendence of Issuers Listings and Monitoring (Superintendência de Listagem e Supervisão de Emissores)

c.c.:  Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)

Mr. Fernando Soares Vieira – Superintendence of Corporate Relations (Superintendência de Relações com Empresas)

Mr. Francisco José Bastos Santos – Superintendence of Market and Agent Relations (Superintendência de Relações com o Mercado e Intermediários)

Re.: Official Letter B3 782/2019-SLS

Dear Sirs,

In compliance with the Official Letter B3 782/2019–SLS from B3 S.A. – Brasil, Bolsa, Balcão (“B3“), dated August 30, 2019, in which Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) was requested to clarify the news article published in the press by the newspaper Valor Econômico on August 30, 2019, titled “Oi is in a hurry to close funding with banks,” as transcribed below, the Company hereby clarifies as follows:

“Dear Sirs,

A news article published by Valor Econômico, on 08/30/2019, under the title “Oi is in a hurry to close funding with banks,” includes, among other information, that:

1.        Oi is working on choosing the financial institution that will be responsible for structuring a secured debt transaction next week;

2.        Several financial institutions have been meeting with the company's management over the last few weeks to discuss the terms of the funding, which would probably be done abroad to ensure greater agility;

3.        The alternatives under discussion include collateralized debt backed by assets or receivables;

4.        The move to make the operation viable is an attempt to (relatively) quickly meet the company's financing needs, without relying on the sale of key assets (such as Oi's stake in the Angolan operator Unitel) or a new capitalization.

Rua Humberto de Campos, 425 – 8º floor

Rio de Janeiro - CEP 22430-190

State of Rio de Janeiro	www.oi.com.br

We ask for clarification on these items, by 09/02/2019, with your confirmation or not, as well as other information considered important.”

As already widely disclosed by the Company in several previous Notices to the Market, Oi has been working on different initiatives  to maximize its value and reposition its strategy.

Oi is in a phase of negotiation with financial institutions to engage the advisors that will support Company’s Management in the assessment, determination and structuring of the initiatives mentioned above, including the various forms of additional financing provided for in the Judicial Reorganization Plan (the “JRP”).

In this regard, as also announced by the Company, the Management has the fiduciary duty to analyze all alternatives at its disposal, including those provided for in sections 5.3.1 and 5.3.2 of the JRP, transcribed below:

“5.3.1. In addition to the funds obtained with the Capital Increase – New Funds, the Company may seek, if needed, within up to two (2) years from the date of the Judicial Ratification of the Plan, new funds in the capital markets, in a total amount of up to two billion and five hundred million Reais (R$ 2,500,000,000.00).

5.3.1.1. Such fund raising shall be carried out on attractive terms to enable the capitalization of funds necessary to carry out the Oi Group’s activities, which may be carried out, among others, by means of the public issuance of common shares or new debt instruments, including guaranteed debt.

5.3.2. Upon approval of the JRP and adjustment of its capital structure, the Recovering Entities shall use their best efforts to open new credit facilities for import of equipment in the amount of up to two billion Reais (R$ 2,000,000,000.00), including in light of the preliminary indication received from the financial advisor of Export Credit Agencies.

In this context, and in compliance with its fiduciary duty, Oi’s Management has been in contact with many financial institutions and other interested parties to discuss several fundraising alternatives.

As already clarified in the Notice to the Market disclosed by Oi on August 16, 2019, in response to Official Letter B3 723/2019-SLS, the Company reiterates that its operating performance is in line with expectations, as disclosed in the second quarter 2019 earnings release, and that it has confidence in the implementation of the cost control measures and of other initiatives that are necessary to perform its investment plan, which are already underway and aligned with the planned schedule.

Rua Humberto de Campos, 425 – 8º floor

Rio de Janeiro - CEP 22430-190

State of Rio de Janeiro	www.oi.com.br

Therefore, Oi reaffirms its commitment to keep its shareholders and the market informed with respect to relevant and material aspects of its businesses and reiterates that investors and the market in general should be guided solely by the official disclosures made by the Company.

These are the clarifications we have in connection with the Official Letter, and we remain at your disposal for any further clarification.

Sincerely,

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8º floor

Rio de Janeiro - CEP 22430-190

State of Rio de Janeiro	www.oi.com.br